UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*

USA Therapy, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

90344H108
(CUSIP Number)

Mr. Jinhao Zhang
Xiangdong Road, Shangsong Village
Baoji City, Fufeng County
Shaanxi Province, the People’s Republic of China 722205
 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 6, 2010
__________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 90344H108

1.	Names of Reporting Persons

Jinhao Zhang

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)           □
(b)           □

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions)
SC

5.            Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  □

6.            Citizenship or Place of Organization

People’s Republic of China

Number of Shares Bene-	7.	Sole Voting Power 2,100,800
ficially Owned by Each Reporting	8.	Shared Voting Power 0
Person With	9.	Sole Dispositive Power 2,100,800
	10.	Shared Dispositive Power 0

11.           Aggregate Amount Beneficially Owned by Each Reporting Person
2,100,800

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)      □

13.            Percent of Class Represented by Amount in Row (11)
10.30%*

14.           Type of Reporting Person (See Instructions)
IN

*This calculation is based upon 20,401,000 shares of common stock of the issuer outstanding as of August 6, 2010, as reported in the issuer’s report on Form 8-K dated as of August 12, 2010.

Item 1.                      Security and Issuer

The title of the class of equity securities to which this statement relates to is shares of common stock, $0.001 par value, of USA Therapy, Inc., a Nevada corporation (the “Issuer” or the “Company”). The principal offices of the Issuer are located at Xiangdong Road, Shangsong Village, Baoji City, Fufeng County, Shaanxi Province, the People’s Republic of China 722205.

Item 2. Identity and Background

(a)	This statement is being filed by Mr. Jinhao Zhang (the “Reporting Person”).

(b)	The Reporting Person’s business address is Xiangdong Road, Shangsong Village, Baoji City, Fufeng County, Shaanxi Province, the People’s Republic of China 722205.

(c)
The Reporting Person is an employee of Yangling Qinchuan Water-Saving Irrigation Company. The Issuer’s principal business address is Xiangdong Road, Shangsong Village, Baoji City, Fufeng County, Shaanxi Province, the People’s Republic of China 722205.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violations with respect to such laws.

(f)	The Reporting Person is a citizen of the People’s Republic of China (the “PRC”).

Item 3.                      Source and Amount of Funds or Other Consideration

On August 6, 2010, the Company entered into and closed a share exchange agreement (the “Share Exchange Agreement”) with Kathy Kestler, Todd Bauman (Ms. Kestler and Mr. Bauman, together, the “Company Shareholders”), Asia Packaging & Printing, Inc., a Maryland corporation (“APPI”), the Shareholders of APPI (the “APPI Shareholders”), Baoji Jinqiu Printing & Packaging Co., Ltd. (“Baoji (JV)”), and Fufeng Jinqiu Printing & Packaging Co., Ltd. ("Jinqiu").

Pursuant to the Share Exchange Agreement, the Company acquired 100% of the capital stock and ownership interests of APPI in exchange for 20,000,000 newly-issued shares of the Company’s common stock, and Kathy Kestler and Todd Bauman, the controlling shareholders and outgoing directors and officers, agreed to cancel an aggregate of 20,000,000 shares of the Company’s common stock (such transaction, the “Share Exchange”).  As a shareholder of APPI, the Reporting Person received 2,100,800 shares of the Company’s common stock in exchange for all of his shares in APPI.

Item 4. Purpose of Transaction

The Share Exchange was part of a series of transactions undertaken by the Company in order to accomplish the acquisition of the business of Fufeng Jinqiu Printing & Packaging Co., Ltd., a company organized under the law of the People’s Republic of China, by the Issuer.

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Other transactions included, without limitation:

•	The appointment of new Chief Executive Officer and Chief Financial Officer, on August 6, 2010;
•	A change in control of the Issuer under which the Issuer’s former two directors resign and a new director is appointed to its board of directors;

•
Pursuant to the Share Exchange Agreement, the Company acquired 100% of the capital stock and ownership interests of APPI in exchange for 20,000,000 newly-issued shares of the Company’s common stock, and Kathy Kestler and Todd Bauman, the controlling shareholders and outgoing directors and officers, agreed to cancel an aggregate of 20,000,000 shares of the Company’s common stock.

As a result of the Share Exchange, Jinqiu serves as the Issuer’s operating entity. The Issuer controls Jinqiu via Baoji JV, the Issuer’s indirectly controlled entity, through a series of contractual agreements entered into between APPI, Baoji JV, and Jinqiu.

Except as set forth herein, the Reporting Person does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in  paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right from time to time to acquire or dispose of shares of Common Stock or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.                      Interest in Securities of the Issuer

(a)	As of the date hereof, the Reporting Person beneficially owns 2,100,800 shares of the Issuer’s common stock, which represents approximately 10.30% of the Issuer’s common stock.

(b)           The Reporting Person may be deemed to hold sole voting and dispositive power over 2,100,800 shares of common stock of the Issuer.

(c)
Other than the acquisition of the shares has reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.

(d)
To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 2,100,800 shares of common stock reported in Item 5(a).

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the arrangements pursuant to the Share Exchange and the Share Exchange Agreement described above, the Reporting Person has not entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

1.
Share Exchange Agreement, dated August 6, 2010, by and among the Issuer USA Therapy, Inc., Kathy Kestler, Todd Bauman, Asia Packaging & Printing, Inc. (“APPI”), the shareholders of APPI, Baoji Jinqiu Printing & Packaging Co., Ltd., and Fufeng Jinqiu Printing & Packaging Co., Ltd.. (incorporated by reference to the exhibits to the Issuer’s Current Report on Form 8-K filed with the SEC on August 12, 2010).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 13, 2010	By:	/s/ Jinhao Zhang
Name: Jinhao Zhang

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